

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of October 31, 2020

The principal balances and results accumulated for the period ending October 2020 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	2,927,048
Interbank loans, net	10,172
Loans and accounts receivables from customers, net	33,728,192
Total investments	6,004,655
Financial derivative contracts	9,647,208
Other asset items	3,244,206
Total assets	**55,561,481**

Principal liabilities	Ch$ million
Deposits and other demand liabilities	13,740,373
Time deposits and other time liabilities	11,299,512
Financial derivative contracts	9,450,307
Issued debt instruments	8,512,963
Other liabilities items	8,795,651
Total equity	3,762,675
Total liabilities and Equity	**55,561,481**

Equity attributable to:	
Equity holders of the Bank	3,679,724
Non-controlling interest	82,951

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	1,294,298
Net fee and commission income	220,042
Result from financial operations	140,627
Total operating income	**1,654,967**
Provision for loan losses	(451,754)
Support expenses	(642,013)
Other results	(56,815)
Income before tax	**504,385**
Income tax expense	(109,664)
Continued operations result	**394,721**
Discontinued operations result	**-**
Net income for the period	**394,721**

Attributable to:	
Equity holders of the Bank	391,263
Non-controlling interest	3,458

As of October 31, 2020, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$85,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de octubre de 2020

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de octubre de 2020 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	2.927.048
Adeudado por bancos	10.172
Créditos y cuentas por cobrar a clientes	33.728.192
Inversiones totales	6.004.655
Contratos de derivados financieros	9.647.208
Otros rubros del activo	3.244.206
Total Activos	**55.561.481**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	13.740.373
Depósitos y otras captaciones a plazo	11.299.512
Contratos de derivados financieros	9.450.307
Instrumentos de deuda emitidos	8.512.963
Otros rubros del pasivo	8.795.651
Total patrimonio	3.762.675
Total Pasivos y Patrimonio	**55.561.481**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.679.724
Interés no controlador	82.951

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingreso neto por intereses y reajustes	1.294.298
Ingreso neto de comisiones	220.042
Resultado de operaciones financieras	140.627
Total ingresos operacionales	**1.654.967**
Provisiones por riesgo de crédito	(451.754)
Gastos de apoyo	(642.013)
Otros resultados	(56.815)
Resultado antes de impuesto	**504.385**
Impuesto a la renta	(109.664)
Resultado de operaciones continuas	**394.721**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**394.721**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	391.263
Interés no controlador	3.458

Al 31 de octubre de 2020, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$85.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

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